UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Translation of registrant’s name into English)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Redemption of Convertible Notes

The Company has called all $575.0 million aggregate principal amount of its outstanding 2.25% Convertible Senior Notes due 2028 (the “notes”) (CUSIP No. 04351P AD3 / ISIN No. US04351PAD33) for redemption on May 6, 2026 (the “Redemption Date”). Ascendis’ redemption right in respect of the notes arises pursuant to Section 4.03(B) of the indenture (the “Indenture”), dated as of March 29, 2022, between Ascendis and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), as a result of the last reported sale price per ordinary share having exceeded 130% of the conversion price on each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading day period ending on, and including, April 21, 2026.

Redemption Process

The redemption price will be payable on the Redemption Date in cash and equal to 100% of the principal amount of the notes outstanding on the Redemption Date, plus accrued and unpaid interest on such notes to, but excluding, the Redemption Date (the “Redemption Price”). For each $1,000 principal amount of notes, the Redemption Price will be equal to approximately $1,002.19. Unless Ascendis defaults in making payment of the Redemption Price, interest on the notes will cease to accrue on and after the Redemption Date.

For all notes surrendered in book-entry form, payment of the Redemption Price will be made through the facilities of The Depository Trust Company (“DTC”), and all redeemed notes in book-entry form will be surrendered for payment of the Redemption Price in accordance with the applicable rules and procedures of DTC.

Right to Convert the Notes

Holders of the notes may surrender their notes (or any portion thereof having a principal amount that is an integral multiple of $1,000) for conversion at any time prior to 5:00 p.m. (New York City time) on May 4, 2026 or, if Ascendis fails to pay the Redemption Price on the Redemption Date, such later date on which the Redemption Price is paid. To convert any note, the holder must comply with the applicable rules and procedures of DTC. Upon conversion, Ascendis will deliver ordinary shares, together, if applicable, with cash in lieu of any fractional shares, at the then-applicable conversion rate in accordance with the Indenture.

As of April 21, 2026, the conversion rate of the notes is 6.0118 ordinary shares per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $166.34 per ordinary share. Based on this conversion rate, an aggregate of up to 3,456,785 ordinary shares would be issuable if all of the notes are converted.

The sending of the notice of redemption to the holders of the notes constitutes a “Make-Whole Fundamental Change” under the Indenture, and therefore the conversion rate is required to be increased in accordance with the terms of the Indenture for notes surrendered for conversion during the period beginning on, and including, April 21, 2026, and ending at 5:00 p.m. (New York City time) on May 4, 2026 (the “Make-Whole Conversion Period”). The conversion rate applicable to such conversion will be increased by 0.3114 additional ordinary shares to 6.3232 ordinary shares per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $158.15 per ordinary share. Based on this increased conversion rate, an aggregate of up to 3,635,840 ordinary shares would be issuable if all of the notes are surrendered for conversion during the Make-Whole Conversion Period. The conversion rate will remain subject to adjustment in accordance with the Indenture from time to time upon the occurrence of certain events.

U.S. Bank Trust Company, National Association, is acting as Trustee, paying agent and conversion agent under the Indenture, and its address (which is a place of payment under the Indenture) is 111 Fillmore Avenue E, Saint Paul, MN 55107, Attention: Corporate Action – Specialized Finance.

This report does not constitute a notice of redemption with respect to the notes. The notice of redemption is being delivered to holders separately in accordance with the terms of the Indenture. This report is neither an offer to sell nor a solicitation of an offer to buy the notes or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. No representation is made as to the correctness or accuracy of the CUSIP or ISIN numbers either as printed on the notes or as contained in this report.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding the Company’s future operations, plans, intentions, expectations and objectives of management are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of such statements include, but are not limited to, statements relating to (i) the Company’s redemption of the notes, including the timing of, and payment of the Redemption Price on, the Redemption Date; (ii) the period during which holders of the notes may elect to convert their notes and the expiration of the Make-Whole Conversion Period; (iii) the conversion rate and conversion price applicable to the notes, including as adjusted in connection with the redemption notice, and the resulting number of ordinary shares issuable upon conversion of the notes; and (iv) the Company’s delivery of ordinary shares (and any cash in lieu of fractional shares) upon conversion of the notes in accordance with the Indenture. The Company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that the Company makes, including, without limitation: the possibility that holders of the notes elect to convert rather than have their notes redeemed, resulting in the issuance of ordinary shares and dilution to the Company’s existing shareholders; the Company’s available cash and other sources of liquidity to fund payment of the Redemption Price and any cash payable in lieu of fractional shares upon conversion; and the risk that the trustee, paying agent, conversion agent or The Depository Trust Company fails to process the redemption or any conversion of the notes on a timely basis or in accordance with the terms of the Indenture. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 11, 2026, and the Company’s other future reports filed with, or furnished to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that the Company may enter into or make. The Company does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Ascendis Pharma A/S

Date: April 21, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer